File No. 001-33459

April 22, 2011

VIA EDGAR

CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO 17 C.F.R. §200.83

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3720
Washington, DC 20549

Re:    Skilled Healthcare Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 14, 2011
File No. 001-33459

Dear Mr. Spirgel:

This letter is provided by Skilled Healthcare Group, Inc. (the “Company”) in response to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter dated April 13, 2011 (the “Comment Letter”), regarding the Company's above-referenced Annual Report on Form 10-K (the “Form 10-K”). The Company's response to each comment of the Staff is set forth directly following a restatement of the Staff's respective comments in bold italicized type below. The Company is respectfully requesting confidential treatment for certain supplemental information being provided as part of the responses to this letter (under separate cover), pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §200.83, because of the commercially sensitive nature of the supplemental information.

5. Business Segments, pages F-22-F-24

1.
We note your response to comment 11 from our letter dated March 15, 2011. We note that you indicate in your response that “While we do have discrete facility financial information that is reviewed by segment management, the CEO's only view of facility financial information is a summation of the Adjusted EBITDA by facility.” In this regard, please provide us with the information that is provided to your CODM to make decisions about resources to be allocated to the segment and assess its performance.

Response: We have mailed the requested supplemental information to the Commission (Attn: Kathryn Jacobson) under separate cover. The supplemental information is being provided pursuant to a request for confidential treatment as contemplated by Rule 83 and a request that the supplemental information be returned to the Company as contemplated by Rule 12b-4.

2.
We note your response to comment 13 from our letter dated March 15, 2011. As we previously requested, please exclude from your segment footnotes any reference to certain measures, including but not limited to Adjusted EBITDA, which are used to calculate debt covenant ratios.

Response: We respectfully acknowledge the Staff's comment and in future filings we will exclude from our segment footnotes any reference to certain measures, including but not limited to Adjusted EBITDA, which are used to calculate debt covenant ratios.

3.	We note your response to comments 11, 12 and 13 from our letter dated March 15, 2011. Please provide us your proposed segment disclosures.

Response: Our proposed segment disclosures in future filings would be in substantially the following format, revised to reflect the applicable periods:

    Business Segments

The Company has three reportable operating segments - long term care (“LTC”), which includes the operation of SNFs and ALFs and is the most significant portion of the Company's business, therapy services, which includes the Company's rehabilitation therapy, and hospice and home health services, which includes the Company's hospice and home health businesses. The “other” category includes general and administrative items. The Company's reporting segments are business units that offer different services, and that are managed differently due to the nature of the services provided.

At March 31, 2011, LTC services are provided by 78 wholly owned SNF operating companies that offer post-acute, rehabilitative and specialty skilled nursing care, as well as 22 wholly owned ALF operating companies that provide room and board and social services. Therapy services include rehabilitative services such as physical, occupational and speech therapy provided in the Company's facilities and in unaffiliated facilities by its wholly owned operating company, Hallmark Rehabilitation GP, LLC. We expanded our hospice and home health services in May 2010 due to the Hospice/Home Health Acquisition. As a result of this acquisition, the Company began providing home health services, which entails direct home nursing and therapy services operations through licensed and Medicare-certified agencies.

The following table sets forth selected financial data consolidated by business segment (dollars in thousands):

	Long-term Care Services	Therapy Services	Hospice & Home Health Services	Other	Elimination	Total
Three Months Ended March 31, 2011
Revenue from external customers	$	$	$	$	$	$
Intersegment revenue
Total revenue	$	$		$	$	$
Operating income (loss)	$	$		$	$	$
Interest expense, net of interest income
Other income
Equity in earnings of joint venture
Income before provision for income taxes						$
Depreciation and amortization	$	$	$	$	$	$
Segment capital expenditures	$	$	$	$	$	$
Adjusted EBITDA	$	$	$	$	$	$
Adjusted EBITDAR	$	$	$	$	$	$
Three Months Ended March 31, 2010
Revenue from external customers	$	$		$	$	$
Intersegment revenue
Total revenue	$	$		$	$	$
Operating income (loss)	$	$		$	$	$
Interest expense, net of interest income
Other expense
Equity in earnings of joint venture
Income before provision for income taxes						$
Depreciation and amortization	$	$	$	$	$	$
Segment capital expenditures	$	$	$	$	$	$
Adjusted EBITDA	$	$	$	$	$	$
Adjusted EBITDAR	$	$	$	$	$	$

A reconciliation of Adjusted EBITDA and Adjusted EBITDAR to net income is as follows (dollars in thousands):

	Three Months Ended March 31,
	2011	2010
Adjusted EBITDAR	$	$
Rent cost of revenue
Adjusted EBITDA
Depreciation and amortization
Interest expense
Interest income
Disposal of asset
Due diligence
Exit cost
Provision for income taxes
Net income	$	$

The following table presents the segment assets as of March 31, 2011 compared to December 31, 2010 (dollars in thousands):

	Long-term Care Services	Therapy Services	Hospice & Home Health Services	Other	Total
March 31, 2011:
Segment total assets	$	$	$	$	$
Goodwill and intangibles included in total assets	$	$	$	$	$
December 31, 2010:
Segment total assets	$	$	$	$	$
Goodwill and intangibles included in total assets	$	$	$	$	$

*****

In connection with the Company's responses to the Staff's comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

As indicated above, we will include modified or additional disclosure in our future filings to address the Staff's comments, but do not believe an amendment of the Form 10-K is necessary. Once you have had time to review the Company's responses to the Staff's comments, I would appreciate the opportunity to discuss any additional questions or concerns that you may have. Please feel free to call me at (949) 282-5871 to discuss any of the Company's responses.

Sincerely,

/s/ Devasis Ghose

Devasis Ghose
Chief Financial Officer

cc (via email):    Roland Rapp, Esq., General Counsel
R. Scott Shean, Esq., Latham & Watkins
Christopher Felfe, Chief Accounting Officer

4